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Katherine K. Gaudreau
Senior Paralegal
(860) 723-2257
Fax: (860) 723-2215

December 23, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re:	ReliaStar Life Insurance Company and its Separate Account N Withdrawal of Registration Statement on Form N-4

Ladies and Gentlemen:

On Monday, December 23, 2002, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 ("the 33 Act") and the Investment Company Act of 1940, a Registration Statement on Form N-4 (Accession Number 0000942323-02-000053). The filing was submitted and accepted under "Form Type" N-4 and assigned a distinct "33 Act" file number (333-102150). The filing should have been submitted under "Submission Type" DEL AM pursuant to Rule 473. For this reason we respectfully request withdrawal of such filing pursuant to Rule 477 under the 33 Act. We will re-submit our delaying amendment under the correct DEL AM template.

If you have any questions, please call the undersigned at 860-723-2257 or Michael A. Pignatella at 860-723-2239. Sincerely, /s/ Katherine K. Gaudreau Katherine K. Gaudreau
Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation